UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Strathvale House, 90 N Church Street,

P.O. Box 309, Grand Cayman,

KY1-1104 Cayman Islands

+1 (345)-232-3066

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.*

*

On August 25, 2021, Navios Maritime Acquisition Corporation (“Navios Acquisition”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Navios Maritime Partners L.P. (“Navios Partners”) and its direct, wholly-owned subsidiary, Navios Acquisition Merger Sub. Inc. (“Merger Sub”). On October 15, 2021, pursuant to the Merger Agreement, Merger Sub merged with and into Navios Acquisition, with Navios Acquisition continuing as the surviving corporation. As a result of the Merger, Navios Acquisition became a wholly-owned subsidiary of Navios Partners.

Pursuant to the requirements of the Securities Exchange Act of 1934, Navios Acquisition has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NAVIOS MARITIME ACQUISITION CORPORATION

Date: October 15, 2021	By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chairman and Chief Executive Officer